
February 16, 2022

Simon Rubin
Interim Chief Financial Officer
BOTS, INC.
1064 Ane Ponce De Leon, Sutie 200
San Juan, Puerto Rico

      Re: BOTS, INC.
          Form 10-K For the Year Ended April 30, 2021
          Filed November 15, 2021
          File No. 000-55986

Dear Mr. Rubin:

     We issued comments on the above captioned filing on December 15, 2021. On January 19, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

     As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

     Please contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing